Exhibit 99.2

VILLAGE SUPER MARKET, INC.
EXECUTIVE OFFICES
733 Mountain Avenue
Springfield, New Jersey 07081
Phone: (973) 467-2200
Fax: (973)467-6582
To Our Shareholders:

Net income was $6,616,000 in the second quarter of fiscal 2011, a decrease of 2% from the second quarter of the prior year.  Net income decreased primarily due to lower gross profit as a percentage of sales.  This decrease was substantially offset by improved sales and lower operating expenses as a percentage of sales.

Sales were $329,917,000 in the second quarter of fiscal 2011, an increase of 4.6% from the second quarter of the prior year.  Sales increased due to the opening of the Washington, NJ replacement store on February 21, 2010 and a same store sales increase of 3.1%.  This compares to a same store sales decrease in the second quarter of the prior year of 1.7% and flat same store sales in the first quarter of fiscal 2011.  Same store sales increased due to improved sales in the Marmora store, higher sales in one store due to a store closing by a competitor, a substantial increase in transaction counts and a slight increase in average transaction size.  Sales continue to be impacted by changing consumer behavior due to economic weakness which has resulted in increased sale item penetration and trading down. The Company expects same store sales in fiscal 2011, excluding the impact of the 53rd week in the prior year, to range from 1% to 3%.

Gross profit as a percentage of sales decreased to 26.9% in the second quarter of fiscal 2011 compared to 27.3% in the second quarter of the prior year primarily due to decreased departmental gross margin percentages, lower patronage dividends and higher LIFO charges.   These declines were partially offset by lower warehouse assessment charges from Wakefern.

Operating and administrative expense as a percentage of sales decreased to 21.9% in the second quarter of fiscal 2011 compared to 22.3% in the second quarter of the prior year primarily due to lower payroll and benefit costs, partly due to operating leverage from the 3.1% same store sales increase.  These improvements were partially offset by increased snow removal cost.

Net income was $10,550,000 in the six-month period of fiscal 2011, a decrease of 6% from the prior year.  Sales for the six-month period of fiscal 2011 were $637,314,000, an increase of 3.1% from the prior year.  Same store sales increased 1.6%.

On March 18, 2011, the Board of Directors declared quarterly cash dividends of $.10 per Class A common share and $.065 per Class B common share.  The dividends will be payable on April 21, 2011 to shareholders of record at the close of business on April 1, 2011.

James Sumas, Chairman of the Board and Chief Executive Officer, commented “This dividend declaration is consistent with the dividend policy for 2011 we announced when the Board declared the special dividends of $1.25 per Class A share and $.8125 per Class B share in December 2010.  The Board’s current intention is to pay quarterly dividends in 2011 in a range of $.06 - $.12 per Class A share ($.039 - $.078 per Class B share).   The Board will reconsider dividend policy and other methods of providing returns to shareholders in future years based on a variety of factors, including tax rates on dividends and capital gains in effect at that time.”

Village Super Market operates a chain of 26 supermarkets under the ShopRite name in New Jersey and eastern Pennsylvania.

Respectfully,

James Sumas
Chairman of the Board
March 18, 2011

All statements, other than statements of historical fact, included in this Press Release are or may be considered forward-looking statements within the meaning of federal securities law.  The Company cautions the reader that there is no assurance that actual results or business conditions will not differ materially from future results, whether expressed, suggested or implied by such forward-looking statements.  The Company undertakes no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof. The following are among the principal factors that could cause actual results to differ from the forward-looking statements: local economic conditions; competitive pressures from the Company’s operating environment; the ability of the Company to maintain and improve its sales and margins; the ability to attract and retain qualified associates; the availability of new store locations; the availability of capital; the liquidity of the Company; the success of operating initiatives; consumer spending patterns; the impact of higher energy prices; increased cost of goods sold, including increased costs from the Company’s principal supplier, Wakefern; the results of litigation; the results of tax examinations; the results of union contract negotiations; competitive store openings; the rate of return on pension assets; and other factors detailed herein and in the Company’s filings with the SEC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS
(in Thousands except Per Share Amounts)
(Unaudited)

	13 Wks. Ended	13 Wks. Ended	26 Wks. Ended	26 Wks. Ended
	Jan. 29, 2011	Jan. 23, 2010	Jan. 29, 2011	Jan. 23, 2010

Sales	$329,917	$315,309	$637,314	$618,093

Cost of sales	241,276	229,153	467,746	451,369

Gross profit	88,641	86,156	169,568	166,724

Operating and
administrative
expense	72,106	70,166	141,183	138,543

Depreciation and
amortization	4,582	4,063	9,118	8,033

Operating income	11,953	11,927	19,267	20,148

Interest expense	(1,069)	(905)	(2,137)	(1,853)

Interest income	507	490	1,031	986

Income before
income taxes	11,391	11,512	18,161	19,281

Income taxes	4,775	4,775	7,611	8,002

Net income	$6,616	$6,737	$10,550	$11,279

Net income
per share:

Class A Common Stock:
Basic	$.59	$.61	$.94	$1.01
Diluted	$.49	$.50	$.78	$.83

Class B Common Stock:
Basic	$.38	$.39	$.61	$.66
Diluted	$.38	$.39	$.61	$.65